Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

October 7, 2024

VIA EDGAR

Tayyaba Shafique

Al Pavot

Office of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023 Filed April 1, 2024
File No. 001-41434

Dear Ms. Shafique and Ms. Pavot:

On behalf of Nocera, Inc. (the “Company,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on August 27, 2024, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-K. We have filed Amendment No. 1 to the 10-K (the “Amendment”) with the Commission today.

Amendment No. 1 to Form 10-K filed April 1, 2024

Form 10-K for Fiscal Year Ended December 31, 2023

Comparison of Results of Operations for the years ended December 31, 2023 and December 31, 2022, page 43

1.	Please provide a more informative discussion and analysis of results of operations for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Specifically, please:

•	explain price versus volume variances when discussing changes in revenue;
•	explain why management states that catering business revenue decreased even though it actually increased from $1.6 million in 2022 to $8.9 million in 2023;
•	explain why management is attributing the variance in general and administrative expenses to XFC, a discontinued operation that should not impact this account;
•	provide an explanation about the facts and circumstances that precipitated the goodwill impairment charge which comprised 50% of your net loss.

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Refer to Item 303(a) of Regulation S-K. Similar issues are also noted in your June 30, 2024, Form 10-Q.

Response: In response to this comment, the Company advises the Staff that it has updated the Comparison of Results of Operations for the years ended December 31, 2023 and December 31, 2022 on page 43 in accordance with the Staff’s request. The Company noted the main increase of fish trading business is the eel trading volume increase from 699.2 tons to 931.9 tons with an average $13.8/kilograms and $15.55/kilograms, respectively. In 2023, due to the lack of suppliers, the Company had cut down part of its fish trading business species including elver, shrimp and tilapia. The Company also noted that the increase of the catering business is due to the increase of the vegetable and fruit processing service (the service is included in the catering business. The Company also noted that the other significant increase is the volume of seafood sales through Meixin. The seafood was sold with the bento box and separately. Lastly, the Company noted the change in general and administrative expenses stated in the report is a typo; the change is due to the decrease of consulting fees, discount of audit fees, and lower wages.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation Liquidity and Capital Resources; Going Concern, page 44

2.	Please provide a more informative discussion and analysis of your liquidity plan, specifically the financial support letter mentioned on page 44 and F-9. Refer to Item 303(b)(1) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that it has updated page 44 and page F-9 in accordance with the Staff’s request.

Item 9A. Controls and Procedures Remediation Plan, page 48

3.	We note management states on page 48 it expects to remediate material weaknesses in 2023. Please correct to say 2024, as the 10-K presents activity through the year ended December 31, 2023.

Response: In response to this comment, the Company advises the Staff that it has updated page 48 in accordance with the Staff’s request.

Report of Independent Registered Public Accounting Firm Opinion on the Financial Statements, page F-2

4.	We note your auditor's opinion on the financial statements cites the “year” then ended rather than the “years” then ended when describing periods covering the report. Please advise on the true periods covering the auditor's report.

Response: In response to this comment, the Company advises the Staff that it has updated page F-2 in accordance with the Staff’s request.

5.	The PCAOB website reports that your auditor’s registration is pending withdrawal, and the withdrawal request was received on June 19, 2024. Please tell us what firm did the review work for the Form 10-Q filed on August 14, 2024, and tell us how you have considered the requirements of Form 8-K Item 4.01.

Response: In response to the Staff’s comment, the Company confirms that Centurion ZD CPA & Co. (“CZD”) performed the review work for the Form 10-Q filed on August 14, 2024. Despite CZD being in the process of withdrawing, their team continues to provide review services to the Company while their withdrawal remains pending. The Company is actively preparing for CZD’s resignation and is currently seeking a new auditor to assume responsibility for the Company’s third quarter review as well as the upcoming annual audit. Additionally, the Company acknowledges the requirements of Form 8-K Item 4.01 and confirms that it will file a Form 8-K within four business days of CZD’s formal resignation. This filing will include all disclosures required under Item 4.01, including any disagreements with the former auditor, in compliance with the Commission’s rules.

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Consolidated Statements of Changes in Equity, page F-6

6.	We note your consolidated statements of changes in equity for the 2023 period reflects $626,987 in equity issuance. It is not clear whether this is actually a cash transaction since it is described as an incentive award. If it is not actually a cash transaction, the corresponding amount in the cash flows from financing activities on page F-7 may not be correct. Please revise as necessary.

Response: In response to the Staff's comment, the Company has revised pages F-6 and F-7 in accordance with the Staff’s request. The Company confirms that this was indeed a cash transaction. Specifically, the initial public offering warrants were exercised on July 5, 2024 and July 6, 2024, resulting in the issuance of 325,708 shares of common stock in exchange for 162,854 warrants at an exercise price of $1.925 per warrant, totaling $626,987. This should have been recorded as a common stock issuance rather than an incentive award. The Company has corrected the classification to accurately reflect this transaction in the consolidated statements.

Note 2 - Going Concern, page F-9

7.	We note management discloses factors which raise substantial doubt about as to the Company’s ability to continue as a going concern in FN2, citing a net loss of $2.1 million for the year ended December 31, 2023. This net loss does not appear on the consolidated statements of operations and comprehensive (loss) income for the same period. Please provide insight on this inconsistency.

Response: In response to the Staff's comment, the Company has updated page F-9 in accordance with the Staff’s request. Upon further review, the Company acknowledges an error in its prior disclosure. The correct net loss for the year ended December 31, 2023, is $4.3 million, not $2.1 million as previously stated. The $2.1 million figure incorrectly reflected the impairment of goodwill, but the total net loss, as shown on the consolidated statements of operations and comprehensive loss, is $4.3 million. The financial statements have been revised to accurately reflect this correction.

Note 12 - Warrants, page F-21

8.	We note your summary of warrant activity disclosed in your 10-K as of December 31, 2023 ends with 2,255,146 warrants outstanding and exercisable. However, the same roll forward presented on page 15 of the 10-Q as of June 30, 2024 discloses outstanding and exercisable warrants at January 1, 2024 are 256,000. Please revise to explain the discrepancy between the ending and beginning balances.

Response: In response to the Staff’s comment, the Company has updated page F-21 in accordance with the Staff’s request, and will amend the Form 10-Q for the quarterly period ending June 30, 2024 to correct the discrepancy between the ending and beginning balances. The discrepancy between the ending balance of 2,255,146 warrants outstanding as of December 31, 2023, and the beginning balance of 256,000 warrants outstanding as of January 1, 2024, was due to a misclassification. The discrepancy arose from an incorrect roll-forward in the 10-K, which will be corrected in the Form 10-Q/A for the quarterly period ending June 30, 2024.

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Note 24 - Subsequent Event, page F-33

9.	Please provide us with the significance calculations for the Xinca purchase. See Article 8- 04 of Regulation S-X. Further, in your Form 8-K dated January 31, 2024, you mention filing an amendment with financial statements of the business acquired by April 11, 2024, which do not appear to have been filed yet. Please share related financial statements if and as required by Regulation S-X.

Response: In response to the Staff’s comment, the Company advises that it has updated page F-33 in accordance with the Staff’s request. Additionally, the Company provides the following details regarding the significance calculations for the Xinca acquisition, based on the tests required under Article 8-04 of Regulation S-X. These include the Investment Test, Income Test, and Asset Test.

Investment Test

Description	2024
Nocera's aggregate worldwide market value	$11,068,827
Net investment in Xinca	$1,980,000
Significance (%)	17.89%

In applying the Investment Test, Nocera determined that the significance of the Xinca acquisition did not meet the 20% threshold.

Income Test

Revenue Component

Description	2024
Nocera’s proportionate share of Xinca’s revenue	$80,798
Nocera's total revenue	$16,448,325
Significance (%)	0.49%

Income Component

Description	2024
Nocera's equity interest in Xinca’s income before tax	$121,762
Nocera's loss before tax (absolute)	$1,607,279
Significance (%)	7.58%

For the Income Test, both the revenue and income components fell below the 20% significance threshold.

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Asset Test

Description	2024
Nocera’s proportionate share of Xinca’s assets	$1,449,969
Nocera's total assets	$7,578,166
Significance (%)	19.13%

The Asset Test indicated a significance level of 19.13%, which also did not exceed the 20% threshold.

As such, based on these calculations, the acquisition of Xinca does not meet the significance criteria outlined under Regulation S-X, and the related financial statements are not required. However, the Company will continue to monitor any changes that may impact future filings and disclosures.

General

10.	We note that you have subsidiaries in China and Hong Kong, a VIE arrangement with an entity based in China and that your auditor is located in Hong Kong. Please provide us your analysis of whether you are a China-based issuer. Please refer to the Division of Corporation Finance's Sample Letter to China-Based Companies published on December 20, 2021. Your response should include an analysis of both quantitative and qualitative factors, including quantification of relevant financial measures, such as revenues and assets, and the location of your management, employees and customers.

Response: In response to the Staff’s comment, we have analyzed both the quantitative and qualitative factors to determine whether we should be considered a China-based issuer. This analysis was conducted with reference to the Division of Corporation Finance’s Sample Letter to China-Based Companies published on December 20, 2021. Based on the quantitative and qualitative analysis listed below, we do not consider the Company a China-based issuer. The majority of our revenue, assets, management, employees, and customers are outside of China, and our business focus is not primarily driven by operations in China.

Quantitative Factors

1.	Revenue

•	For the fiscal year ended December 31, 2023, the Company’s total consolidated revenue was $23,915,926.
•	Of this amount, approximately 0% of the revenue, or $0, was generated from operations in China. The remainder was derived from operations outside of China, primarily in Taiwan and the United States.

2.	Assets

•	As of December 31, 2023, the Company’s total consolidated assets were $5,034,043.
•	Approximately 4% of the Company’s total assets, or $202,118, are attributable to the Company’s subsidiaries in China and Hong Kong. The rest of the assets are primarily located in the United States and Taiwan.

3.	Management and Employees

•	The Company’s management, including the Chief Executive Officer, is based primarily in Taiwan, Canada and the United States.
•	A majority of the Company’s senior leadership operates outside of China. While the Company employs staff in China and Hong Kong, the majority of its operations and decision-making take place outside of China.

4.	Customers

•	A significant portion of the Company’s customers are located outside of China, with the majority based in the United States and Taiwan. Only a small portion of the Company’s customer base is in China.

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Qualitative Factors

1.	Business Focus

•	We operate as a sustainable aquaculture company with its core business activities centered around the development, sale, and deployment of recirculating aquaculture systems (RAS). While we have a presence in China and Hong Kong, the primary focus of our business and growth initiatives are in the U.S. and Taiwan, where our largest customer base and strategic initiatives are concentrated.

2.	Corporate Structure

•	We are incorporated in Nevada, and operate with a traditional corporate structure, supplemented by a Variable Interest Entity (VIE) arrangement in China for certain limited operations. The VIE arrangement was established for compliance purposes and does not constitute the primary mode of operation or revenue generation. The majority of our strategic decisions, including financing, investments, and business development, are handled outside of China.

3.	Auditor Location

•	Our auditor, CZD, is located in Hong Kong, which is not subject to the same regulatory framework as mainland China under the Holding Foreign Companies Accountable Act (HFCAA). Our audit process is consistent with international standards, and complies with all applicable U.S. regulatory requirements.

4.	Risks Related to China

•	While we do have some operations in China, our risk exposure to China-related issues, such as geopolitical tensions, regulatory interventions, and restrictions on foreign ownership, is minimal. The Company’s VIE structure was established solely to comply with local laws for conducting certain operations in China, but this structure does not have a material impact on the Company’s overall business.

Conclusion

Based on the quantitative and qualitative analysis, the Company does not consider itself a China-based issuer. The majority of our revenue, assets, management, employees, and customers are outside of China, and our business focus is not primarily driven by operations in China. Additionally, the Company’s auditor is located in Hong Kong, not mainland China, and the Company does not face the heightened risks associated with China-based issuers.

We respectfully submit this analysis for your review and would be happy to provide any additional information as necessary.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 702-349-6126 or Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

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